Exhibit 99.1

InterCure Announces Strategic Acquisition of ISHI, Unlocking Access to Premium U.S. Cannabis Technology and Brands

Acquisition of leading cannabis company marks major milestone in InterCure’s commercial expansion strategy, bringing access to premium American brands and state-of-the-art cultivation technologies

Transaction comes as Trump administration confirms it is exploring cannabis rescheduling, creating unprecedented potential opportunities for international operators like InterCure

InterCure encouraged by recent regulatory momentum and positioned to capitalize on evolving U.S. cannabis landscape

NEW YORK & HERZLIYA, Israel, September 19, 2025 — InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (“InterCure” or the “Company”) today announced the strategic acquisition of Botanico Ltd., also known as ISHI (“ISHI”), a premium medical cannabis technology and brand company that delivers immediate access to advanced cultivation technologies and established partnerships with leading American cannabis operators. The acquisition comes as the U.S. cannabis market stands at a historic potential inflection point, with the Trump administration reportedly exploring the rescheduling of cannabis from Schedule I to Schedule III1 – a transformative regulatory shift that could unlock unprecedented opportunities for international cannabis companies such as InterCure.

ISHI brings an exclusive partnership with a top tier indoor facility, sophisticated AI-driven cultivation optimization systems, automated production capabilities, and exclusive partnerships with premium U.S. cannabis brands, including established operators like The Flowery, a leading vertically integrated medical cannabis company. The Flowery operates state-of-the-art cultivation and GMP manufacturing facilities alongside the largest delivery system in Florida’s medical market. The Flowery also operates the largest retail chain in NY state and has roadmap to continue its aggressive growth in other U.S. markets. Through these partnerships, ISHI has developed exclusive access to highly sought-after American genetics, cult brands and proven cultivation methodologies that have established loyal consumer followings across multiple U.S. markets. The acquisition provides InterCure with immediate access to these award-winning genetics consistently setting U.S. quality standards, advanced operational technologies, and creates substantial competitive advantages as the global medical cannabis market increasingly demands pharmaceutical-grade standards and regulatory frameworks evolve to favor established, compliant operators with proven international capabilities.

1 https://www.cannabisbusinesstimes.com/cannabis-rescheduling/news/15752702/trump-publicly-addresses-cannabis-rescheduling-decision-coming-in-next-few-weeks

Key Transaction Details

●	Transaction Structure: Two-phase acquisition of 100% of ISHI (Botanico Ltd.) with 50% of the equity acquired at the initial closing in consideration for 2,467,055 InterCure ordinary shares. The remaining 50% will be acquired upon the earlier of (i) ISHI achieving positive operating profitability for at least three consecutive months or (ii) 24 months from the initial closing, in consideration for an additional 2,457,206 InterCure ordinary shares.
●	Total Consideration: 4,924,261 ordinary shares of InterCure, representing approximately 10% of InterCure’s outstanding shares on a fully diluted basis
●	Management Integration: ISHI founders Omer Layani (CEO) and Dor Hershkovitz (COO) join InterCure leadership team
●	Employee Transition: All existing ISHI stock options convert to InterCure options, maintaining original vesting schedules
●	Expected Closing: Q1 2026, subject to regulatory approvals from Israeli Medical Cannabis Agency, Israel Securities Authority, and Tel Aviv Stock Exchange
●	Operational Integration: Immediate transfer of exclusive brand partnerships and technology platform upon closing. The acquisition delivers immediate access to ISHI’s premium indoor product supply, brand portfolio, technology, and operational systems that will enhance InterCure’s supply chain and distribution operations while supporting expansion into international markets where pharmaceutical-grade standards are becoming the global benchmark.

“This acquisition represents a significant milestone in our global expansion strategy,” said Alexander Rabinovich, CEO of InterCure. “By acquiring ISHI, we gain immediate access to some of America’s most sought-after cannabis genetics and proven operational technologies at exactly the moment when we are encouraged by the reported recent momentum in the U.S. around potential cannabis rescheduling. This acquisition also represents an additional growth engine for InterCure, and we expect it to become accretive to our business model already within the first year. Today, InterCure is uniquely positioned to capitalize on this historic potential regulatory shift and deliver substantial value to our shareholders.”

“Joining InterCure represents the culmination of years building relationships with America’s finest cannabis brands,” said Omer Layani, CEO of ISHI. “InterCure’s global platform and pharmaceutical-grade standards provide the perfect vehicle to scale these partnerships internationally as regulatory tailwinds create unprecedented opportunities for strategic partnerships between U.S. and international operators.”

Elad Kohen, Founder and CEO of The Flowery commented: “At The Flowery, our mission is to deliver the highest expressions of Cannabis quality while creating cultural experiences that reflect and elevate the community that built us. Achieving this requires partners who share our uncompromising standards for the plant and embrace a humble, forward-thinking approach. We’ve worked alongside ISHI for years on this project and found deep alignment on the principles that matter most. Today’s announcement strengthens that partnership with greater access and resources, empowering us to expand into new markets the right way-and continue growing our community.”

The transaction remains subject to customary closing conditions and regulatory approvals.

About InterCure (dba Canndoc)

InterCure Ltd. (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc Ltd., a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America. For more information, visit: https://www.intercure.co

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the expected timing for completion of the acquisition of ISHI, the potential for cannabis rescheduling in the U.S., InterCure’s expectation to capitalize on the evolving U.S. cannabis landscape and deliver value to its shareholders. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the ability of the Company and ISHI to full acquisition closing conditions and obtain regulatory approvals, the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Israeli regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Company Contact:

InterCure Investor Relations

ir@intercure.co

+972-77-460-5012

Investor Relations Contact:

Arx Investor Relations

North American & Israeli Equities Desks

InterCure@arxhq.com